UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

ImageWare Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45245S108
(CUSIP Number)
Daniel W. Rumsey
The Disclosure Law Group
501 West Broadway
Suite 800
San Diego, California 92101
619-795-1134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 5 , 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neal I Goldman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 15,769,068 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
	(8)	Shared Voting Power 16,691,077 (includes Shares underlying Warrants)
	(9)	Sole Dispositive Power 15,769,068 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
	(10)	Shared Dispositive Power 16,691,077 (includes Shares underlying Warrants)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 18.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Goldman Capital Management, Inc. 13-3279572
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,661,077 (includes Shares underlying Warrants)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,661,077 (includes Shares underlying Warrants)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 12.3%
(14)	Type of Reporting Person (See Instructions) IA

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) The Neal and Marlene Goldman Foundation 266091059
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 30,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 30,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9)
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Goldman Partners LP 13-3953071
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,000,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 6.9%
(14)	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer
This statement relates to the Common Stock, par value $0.01 (the "Shares"), of ImageWare Systems, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 10815 Rancho Bernardo Road, Suite 310, San Diego, California, 92127.
Item 2. Identity and Background
(a)
The persons filing this statement are Neal I. Goldman ("Goldman"), Goldman Partners LP ("Goldman Partners"), The Neal and Marlene Goldman Foundation ("Goldman Foundation"), and Goldman Capital Management, Inc. ("Goldman Capital") (collectively, the "Reporting Persons").
(b)
The principal business address of each of the Reporting Persons is 767 Third Avenue, 25th Floor, New York, NY 10017.
(c)
Goldman is the President of Goldman Capital, and Goldman Partners. Each of the Reporting Persons, other than the Goldman Foundation, is principally engaged in the business of investing in securities. The Goldman Foundation's principal business is philanthropy. The principal business of each of the Reporting Persons is conducted at 767 Third Avenue, 25th Floor, New York, NY 10017.
(d)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
(f)
Goldman is a citizen of the United States of America. Each of the other Reporting Persons are entities organized under the laws of the State of New York.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons purchased the Shares in open market transactions, and in connection with private placement transactions beginning in September 2008. The source of the funds used to purchase the Shares was generally funds held personally, or on account of Goldman Partners, the Goldman Foundation, or Goldman Capital.
Item 4. Purpose of Transaction
The Reporting Persons acquired the Shares in the belief that the Shares represented an attractive investment from a long-term perspective. The Reporting Persons may seek to have conversations from time to time with management of the Issuer to discuss the Issuer's business and strategies. The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; or (ii) dispose of any or all of their Securities in the open market or otherwise.
Item 5. Interest in Securities of the Issuer.
(a)
As of the date of this statement, each of the Reporting Persons beneficially owned an aggregate of 32,460,145 Shares (including Shares underlying Warrants), representing 41.1% of the Issuer's outstanding Shares as of the date of this statement. "Beneficial ownership was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(b)
1. Goldman has sole voting and disposition power over 15,769,068 Shares, which includes 800,000 Shares held by his IRA, and 4,750,000 Shares underlying Warrants. In addition, Goldman shares voting and disposition power over a total of 16,691,077 Shares, representing 10,661,077 Shares held by Goldman Capital, 30,000 Shares held by the Goldman Foundation, and 6,000,000 Shares held by Goldman Partners. The Shares include 11,025,000 Shares underlying Warrants held by the Reporting Persons.

2. Goldman Capital has shared voting and disposition power over 10,661,077 Shares. The Shares include 4,275,000 Shares underlying Warrants.

3. The Goldman Foundation has shared voting and disposition power over 30,000 Shares.

4. Goldman Partners has shared voting and disposition power over 6,000,000 Shares. The Shares include 2,000,000 Shares underlying Warrants. Goldman is the General Partner of Goldman Partners, and owns a 71.25% Limited Partnership interest.
(c)
On October 5, 2010, Goldman acquired a Warrant to purchase 1,000,000 Shares, and a convertible promissory note in the principal amount $3,000,000 convertible into 6,000,000 Shares. As a result of this acquisition, Goldman's beneficial ownership in the Issuer's Shares exceeded 20%.

The following sets forth transactions that represent material changes to the beneficial ownership of the Issuer's Shares from October 5, 2010 until the date of this statement:

On November 24, 2010, Goldman acquired a Warrant to purchase 2,975,000 Shares, and a convertible promissory note in the principal amount $650,000 convertible into 1,300,000 Shares.

On November 24, 2010, Goldman Capital acquired a Warrant to purchase 2,025,000 Shares, and a convertible promissory note in the principal amount $1,350,000 convertible into 2,700,000 Shares.

On December 8, 2010, Goldman acquired a Warrant to purchase 525,000 Shares, and a convertible promissory note in the principal amount $350,000 convertible into 700,000 Shares.

On December 8, 2010, Goldman Capital acquired a Warrant to purchase 1,725,000 Shares, and a convertible promissory note in the principal amount $1,150,000 convertible into 2,300,000 Shares.

On January 28, 2011, Goldman exercised a Warrant to purchase 1,000,000 Shares. Following the exercise, Goldman owned an aggregate of 7,950,000 Shares, of which 800,000 Shares were held by Goldman's IRA, 800,000 Shares were represented by Series D Preferred, and 3,500,000 Shares were issuable upon exercise of Warrants.

On June 9, 2011, Goldman acquired a Warrant to purchase 500,000 Shares, and a convertible promissory note in the principal amount of $500,000, convertible into 400,000 Shares.

On December 20, 2011, Goldman acquired a total of 7,369,068 Shares, and Warrants to purchase 750,000 Shares. 4,458,482 of the Shares were acquired upon conversion of certain promissory notes held by Goldman in the principal amount of $4.0 million, including conversion of all accrued but unpaid interest thereon, and on certain other notes held by Goldman, and 1,010,586 Shares were issued upon mandatory conversion of the Issuer's Series D Preferred.

On December 20, 2011, Goldman Capital acquired 6,366,077 Shares and Warrants to purchase 525,000 Shares, of which 5,313,077 Shares were issued upon the exchange of certain promissory notes in the principal amount of $5.0 million, including conversion of the accrued but unpaid interest thereon, and on certain other notes held by Goldman Capital.

On December 20, 2011, Goldman Partners acquired 4,000,000 Shares and Warrants to purchase 2,000,000 Shares.

The transactions described above were conducted privately and not through any exchange or public trading market.
(d)
N/A
(e)
N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 10, 2012
The Neal and Marlene Goldman Foundation
By:	/s/ Neal I. Goldman

Name: Neal I. Goldman
Title: President
Date:   February 10, 2012
Goldman Partners LP
By:	/s/ Neal I. Goldman

Name: Neal I. Goldman
Title: General Partner
Date:   February 10, 2012
Goldman Capital Management, Inc.
By:	/s/ Neal I. Goldman

Name: Neal I. Goldman
Title: President
Date:   February 10, 2012

By:	/s/ Neal I. Goldman

Name: Neal I. Goldman